

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Michael MacDougall
President
TPG Pace Solutions Corp.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Solutions Corp.**
> **Registration Statement on Form S-1**
> **Filed March 8, 2021**
> **File No. 333-254009**

Dear Mr. MacDougall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note that you filed an amendment to the Form S-1 on March 19, 2021. Please be advised that our review does not cover your amendment filed on March 19, 2021.

2.   We note your revised disclosures about conflicts of interest on pages 130, 141 and elsewhere. Please revise to clarify the order of priority for which SPAC will be used and the extent to which sponsors of the SPACs have complete discretion--subject to fiduciary obligations--when determining which SPAC to use for a target opportunity.

Cover Page

3.   Please revise the fifth and sixth paragraphs regarding the founder shares and forward

purchase agreements consistent with Rule 421(d) of Regulation C to clearly explain the economic interests of the sponsor and officers and directors. The multiple embedded lists and legalese make it difficult to understand the multi-class structure. Consider including illustrative examples in the Summary with assumptions clearly identified to explain the various economic interests.

Summary, page 1

4. Please revise the cover page and page 36 to address the extent to which the payments identified in the bullet points (such as bullet points 2-5) are atypical, quantitatively and qualitatively, compared to other SPACs.

Risk Factors, page 44

5. We note the revised disclosure in the last risk factor on page 57. Please disclose in quantitative and qualitative terms how economic incentives could result in conflicts of interest even if an initial business combination is approved. For example, if an initial business combination results in your sponsor and officers and directors acquiring a significant percentage at approximately $0.001 per share--even if the share price declines--it appears they could realize a substantial profit while public investors acquiring shares at $10.00 could experience substantial losses.

Notes to the Financial Statements, page F-7

6. Please tell us how you determined it was not necessary to revise your footnotes to describe the changes to the Founders Shares. For example purposes only, your dividend policy states that you will effect a share dividend to maintain the proportion of the Founder Shares at 20% of the sum of the Founder Shares and Public Shares upon the consummation of the Proposed Offering. In addition, we note your disclosure that prior to this offering the 20,000,000 Class F ordinary shares will be recapitalized into 2,777,778 Class F ordinary shares and 5,555,556 Class G ordinary shares. Please clarify for us and in your filing if the recapitalization will occur immediately before, at, or after the effectiveness of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexander D. Lynch, Esq.